Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-287868

March 11, 2026

Wells Fargo & Company

2,250,000 Depositary Shares, Each Representing a 1/25th Interest

in a Share of 6.125% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series GG

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/25th interest in a share of 6.125% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series GG

Size:	$2,250,000,000 (2,250,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series GG Preferred Stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	Commencing June 15, 2026, at an annual rate equal to (i) 6.125% from, and including, March 18, 2026 to, but excluding, June 15, 2031 (the “first reset date”), and (ii) the five-year treasury rate as of the most recent reset dividend determination date plus 2.34% for each reset period, from, and including, the first reset date, commencing on September 15, 2031.

Dividend Payment Dates:	15th day of each March, June, September and December, commencing on June 15, 2026

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, March 18, 2026 to, but excluding, June 15, 2026.

Reset Period:	The period from, and including, a reset date to, but excluding, the next succeeding reset date. For avoidance of doubt, the first reset period will be the period from, and including, the first reset date to, but excluding, June 15, 2036.

Reset Date:	The first reset date and each date falling on the fifth anniversary of the immediately preceding reset date, and no reset date, including the first reset date, will be adjusted due to the occurrence of a non-business day.

Reset Dividend Determination Date:	In respect of any reset period, the day that is three business days prior to the first day of such reset period, subject to adjustment by the calculation agent, as discussed in the prospectus supplement.

Calculation Agent:	The issuer will appoint a calculation agent prior to the first reset dividend determination date. An affiliate of the issuer may be appointed the calculation agent.

Optional Redemption:	On any dividend payment date on or after June 15, 2031, the Series GG Preferred Stock may be redeemed at the issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series GG Preferred Stock also may be redeemed at the issuer’s option in whole, but not in part, prior to June 15, 2031 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series GG Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series GG Preferred Stock.

Trade Date:	March 11, 2026

Settlement Date:	March 18, 2026 (T+5)

Price to Public:	$1,000.00 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$2,227,500,000

Supplemental Underwriting:	To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any securities in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Oversea-Chinese Banking Corporation Limited (“OCBC”) is restricted in its securities dealings in the United States and will not underwrite, subscribe, agree to purchase or procure purchasers to purchase securities that are offered or sold in the United States. Accordingly, OCBC shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase securities that may be offered or sold by other underwriters in the United States. OCBC shall offer and sell the securities constituting part of its allotment solely outside the United States.

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	Blaylock Van, LLC Loop Capital Markets LLC Penserra Securities LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

Senior Co-Managers:	American Veterans Group, PBC AmeriVet Securities, Inc. Cabrera Capital Markets LLC Independence Point Securities LLC Tigress Financial Partners LLC

Co-Managers:	ANZ Securities, Inc. BMO Capital Markets Corp. Capital One Securities, Inc. CIBC World Markets Corp. Citizens JMP Securities, LLC Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

First Citizens Capital Securities, LLC

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Natixis Securities Americas LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Westpac Capital Markets LLC

Desjardins Securities Inc.

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Oversea-Chinese Banking Corporation Limited

Listing:	None

CUSIP/ISIN:	95002YAE3/ US95002YAE32

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.

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